UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in the context of the acquisition of a stake in Vale S.A. and in continuation of the Material Fact published on October 7, 2022 and the conference call held on the same date, in addition to the presentations disclosed by the Company on October 7, 2022 and October 10, 2022, announces that on the date hereof, Bradesco BBI S.A. (“Bradesco”) invested in Cosan Dez Participações S.A. (“Cosan Dez”), a vehicle that now holds shares issued by Compass Gás e Energia S.A., formerly held by Cosan.

Bradesco subscribed the total amount of R$4 billion in preferred shares, which represents approximately 23% of the total capital stock of Cosan Dez (corporate structure below).

On this date, a Shareholders' Agreement and a Voting Agreement was also signed by the Company and Bradesco within the scope of Cosan Dez, establishing governance rules of this company and other conditions usual in this kind of transaction.

São Paulo, December 23, 2022.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer